Exhibit 3.3(b)

        RESOLVED, that Article 2, Section 2.6 of the Bylaws of the Company be amended in its entirety to read as follows:

  "2.6 QUORUM; ADJOURNMENT

  The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the certificate of incorporation. At any meeting of stockholders, annual or special, whether or not there shall be a quorum present, the Chairman of the meeting shall have the power and authority to adjourn the meeting from time to time, without notice other than announcement at the meeting, except as otherwise provided by statute or by the certificate of incorporation, without the consent or approval of the stockholders present. In addition, at any meeting where a quorum is not present, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, except as otherwise provided by statute or by the certificate of incorporation, until a quorum is present or represented. At any adjourned meeting at which any required quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed."